UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Earnings release of Natura &Co Holding S.A. for the period ended June 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: August 14, 2020

Item 1

Earnings release of Natura &Co Holding S.A. for the period ended June 30, 2020.

São Paulo, August 13, 2020

Amidst Covid-19 global impact, Natura &Co outperforms CFT market in Q21,2, demonstrating resilience of purpose-driven and omnichannel Group with a strong surge in digital and e-commerce

Natura &Co also advanced the Avon integration, launched our ambitious 2030 Sustainability Vision and successfully raised R$ 2 billion in a private capitalization, with strong deleveraging in the quarter, to accelerate IT/digital transformation with an estimated investment of R$400 million over the coming 6 months.

•	Natura &Co’s consolidated net revenue reached R$7.0 billion in Q2, down 12.7% in BRL (-23.5% at constant currency “CC”) vs the same quarter last year, outperforming the global CFT market[1]. Growth of the Natura brand, with a remarkable 7.9% increase in Brazil, strong performance by The Body Shop and Aesop, geographic diversification, and a record increase in digital sales across all brands allowed us to significantly offset impacts from Covid-19 and the previously announced cyber incident at Avon. Excluding the phasing effect of the cyber incident on sales, of approximately R$450 million already captured in Q3, net revenue in Q2 would have been -7.0% vs Q2 19 (-18.6% at CC).

In H1-20, net sales reached R$14.5 billion, down 5.7% in BRL, or -15.1% at constant currency vs. H1-19. The Natura brand grew 9.0% in BRL (+6.9% at CC), driven by strong growth in Brazil of 8.7% and Hispanic Latam of 9.6% (+3.6% at CC) and strong performance by The Body Shop and Aesop.

•	Natura &Co Latam’s2 net revenue declined by 16.5% in BRL (-19.8% at CC). The Natura brand’s net revenue increased by 4.4% in BRL (+2.6% at CC), supported by a remarkable performance in Brazil (+7.9%), outperforming the CFT market[3], driven by the strength of its digital relationship selling model. Mother’s Day and Valentine’s Day campaigns performed better than expected and productivity per consultant grew for the 15th consecutive quarter (+6.9%). The brand in Brazil showed impressive progression throughout the quarter, with April down 23.5%, May up 23.6% and June up 29.4%. In Hispanic Latam, the Natura brand’s net revenue was down 3.6% in BRL (-10.2% at CC) due to lockdowns restrictions, with growth resuming in June. The Avon brand’s net revenue declined by 35.2% in BRL (-40.2% at CC), due to lower representative activity related to Covid-19 and the cyber incident later in the quarter, which shifted approximately R$390 million of sales to Q3. Excluding the phasing effect of the cyber incident on sales already captured in Q3, the Avon brand’s net revenue in Q2 would have been -19.5% vs Q2 19 (-26.0% at CC) and Natura &Co Latam’s net revenue would have been -8.4% vs Q2 19 (-12.4% at CC). H1-20 net revenues at Natura &Co Latam decreased by 7.8% in BRL (-11.3% at CC).

•	Avon International’s2 net revenue declined 21.6% in BRL in Q2 (-38.9% at CC), with lower representative activity due to Covid-19 and the cyber incident, which shifted approximately R$60 million of sales to Q3. Excluding the phasing effect of the cyber incident on sales already captured in Q3, net revenue in Q2 would have been -18.8% vs Q2 19 (-36.7% at CC). In the quarter, representatives were equipped with new digital capabilities, enabling faster order fulfilment and additional rollout of direct-to-consumer shipping, which will accelerate the pace of digitalization going forward. In the UK, we saw a recent doubling of new Representatives vs last year and representative adoption of digital assets reached nearly 70% in Q2. In H1-20, net revenue declined by 11.9% in BRL (-26.6% at CC).

•	The Body Shop’s2 net revenue increased 15.5% in BRL in Q2 (-13.2% at CC). Covid-19 lockdown impacted retail performance in the quarter, with 87% of retail stores closed at the end of April. Stores primarily reopened in June, ending the quarter with 16% closed. Revenue progressively improved as stores reopened, from -33% in April, to -20% in May and a return to growth of +14% in June. Consumers continued to shift to e-commerce and At-Home (direct sales), with growth of more than 230% and 280%, respectively, significantly offsetting lost retail sales. H1-20 net revenue increased 9.0% in BRL (-11.8% at CC).

•	Aesop[2] posted net revenue growth of 34.8% in BRL (-0.6% at CC) with exponential growth in online sales of more than 430% vs. Q2-19, largely offsetting the closure of up to 90% of stores at the beginning of the quarter. The company successfully replicated its unique in-store customer experience in its online channel and revenue progressively returned to growth, from -14% in April to -6% in May and +20% in June. In H1, net revenue grew by 30.8% (+4.9% at CC).

•	Natura &Co experienced record acceleration in digital social selling and e-commerce, with total group e-commerce sales growing almost 225% in the quarter vs prior year. At Natura and Avon combined, e-commerce grew nearly 150% through consultants sharing their online stores. Sales via representatives sharing e-brochures more than doubled at Avon globally in Q2 vs Q1, and in the UK e-brochure sales were up more than 600% vs Q2-19. The number of consumers accessing the e-brochure increased nearly 60% in Q2 vs Q1. At Natura, while more than 90% of consultants already use digital platforms, content sharing grew by more than 70%, and the number of orders tripled vs. last year through the almost 900,000 consultant online stores (+200,000 since Q1-20).

•	Adjusted[4] EBITDA for Natura &Co was R$615.2 million (margin of 8.8%), excluding out-of-period positive tax effects at Natura &Co Latam and transformation costs, supported by improved gross margin and cost discipline across all businesses, which mitigated the impact of lower revenue. Reported EBITDA for Natura &Co was R$651.9 million (margin of 9.3%).

•	Natura &Co Latam’s adjusted EBITDA margin was 9.4% (-320 bps). The Natura brand reported a 760bps increase in adjusted margin, supported by higher margins at both Natura Brazil and Hispanic Latam, driven by growth in revenues and measures implemented to reduce discretionary spend, notably in Q2 to mitigate Covid-19’s impacts. This was offset by a decline at the Avon brand, mainly from lower revenues, causing significant deleverage of fixed expenses, particularly in Hispanic Latam. On a reported basis, EBITDA margin was 11.2%, including out-of-period positive tax effects. H1-20 adjusted EBITDA margin was 8.1% (-160 bps).

•	Avon International’s adjusted EBITDA margin stood at 4.4% (-950 bps), primarily due to the impact of lower revenue and the cyber incident, causing operational deleverage. H1-20 adjusted EBITDA margin was 4.7% (vs. 13.1% in H1-19).

1 Cosmetics, Fragrance and Toiletries market performance: Company estimate based on global peers’ Q2 net revenue vs prior year of -21% (in reported FX), as reported by the companies or estimates published on Bloomberg for those who have not yet reported.

2 For comparison purposes, Q2-20 and Q2-19 results and analyses include: i) Q2-19 aggregated figures including Avon Products, Inc. results in IFRS; ii) Natura &Co’s results in Latin America, which includes the operations of Avon, Natura, The Body Shop and Aesop brands in the region; iii) the results of Avon International, The Body Shop and Aesop brands, except in Latin America; iv) Q2-20 results and analyses including the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA.

3 Source: Kantar of approximately -4% and ABIHPEC of approximately -6%.

•	The Body Shop’s adjusted EBITDA margin was 14.8% (-90 bps), due to lower revenue from store closures, particularly at the start of the quarter, partially offset by improved discounts, reduced discretionary spending and Covid-19-related government support. H1-20 adjusted EBITDA margin was 14.9%, down 280 bps.

•	Aesop’s EBITDA margin reached an impressive 26.8% (+650 bps), driven by targeted cost reduction, favorable channel mix and utilization of government support, particularly in Q2 to mitigate Covid-19’s impacts on revenue. In H1, EBITDA margin stood at 25.0% (+360 bps).

•	Cost synergies from the Avon integration of US$25 million in Q2 are ahead of estimates for the quarter, on track for the year and in line with the plan announced in Q1. The synergies achieved this quarter primarily relate to procurement, incurring a lower than planned US$1.9 million in costs to achieve.

•	Successful R$2 billion private capital raise, contributing to a strong cash position. This allowed us to build on the momentum in digital and accelerate our investment in IT infrastructure, digital and social selling, committing up to R$400 million over the coming 6 months. The investments are in line with our capex budget, with a heightened priority on digital to upgrade Avon platforms, accelerate the Latam integration and further boost our social selling and e-commerce go-to-market.

•	Very strong cash position of R$7.4 billion at quarter-end, in line with projections and well above our minimum thresholds. Further deleveraging at Natura Cosméticos: Net debt-to-EBITDA ratio reduced to 2.04x in Q2-20, from 2.83x in Q2-19. At Natura &Co Holding, consolidated net debt-to-EBITDA stood at 3.6x.

1.	Management commentary:

Roberto Marques, Executive Chairman, and CEO of Natura &Co, commented:

“Our continued efforts to accelerate the digital transformation of our businesses enabled us to largely offset store closures, ensure business continuity, and deliver resilient numbers during a period in which much of the world faced continued lockdown measures. Every brand and business in the Group became truly omnichannel during the second quarter and—given the circumstances—helped deliver a robust and competitive overall performance, both in terms of sales and EBITDA, and positive trends are continuing in July.

We saw remarkable growth by the Natura brand in Brazil, with a strong increase in sales and profitability, while The Body Shop and Aesop’s rapid pivot to online channels allowed them to post robust sales and profitability, even with most of their stores closed for much of the quarter. While the Avon brand in Latin America and Avon International felt the impact of lockdowns and the previously disclosed cyber incident, we have seen a positive sales phasing effect at the start of the third quarter.

Despite the challenges of Covid-19, we remain on track to deliver the planned synergies of the Avon integration. Against the backdrop of the pandemic, our four companies are accelerating their ways of working together and their integration. This has included quickly implementing and leveraging cross-company manufacturing and procurement opportunities.

With the executive team at Avon now in place, we will roll out significant transformational initiatives in the second half of the year, including a high impact brand relaunch online and in digital channels, coming in Q3, a new commercial model that will capitalize on learnings from Natura, and a simplified go-to-market strategy. We also recently announced two strategic partnerships, one with Vayner Media, a global powerhouse in social media, which will include digital support for the Avon relaunch, and another with Singu, a leading Brazilian digital platform for at-home beauty services. Natura and Singu are working together in order to provide thousands of beauty professional consultants with the opportunity to drive higher income, and will evaluate additional synergies in the future. Aligned also with our strategic framework, Natura &Co strengthened its geographic footprint in key markets with The Body Shop’s acquisition of its business in Japan from a head franchisee, to close on October 1, and the recent entry of The Body Shop’s At-Home direct sales channel in the United States. We are looking forward to driving growth in these important markets through company owned businesses.

In the quarter, we also strengthened our capital structure with a private capital raise of 2 billion Reais, subscribed by our controlling shareholders, investors and existing shareholders. The proceeds will allow us to build on our digital momentum

4 Excluding effects that are not considered recurring nor comparable between the periods under analysis.

and we plan to invest 400 million Reais over the coming six months, in line with our capex budget, to further step up our IT infrastructure, digital and social selling.

In June 2020, Natura &Co unveiled its Commitment to Life5, a comprehensive sustainability plan which steps up its actions to tackle some of the world’s most pressing issues, including the climate crisis and protecting the Amazon, the defense of human rights, ensuring equality and inclusion throughout its network, and embracing circularity and regeneration by 2030.

In these extraordinary times, our people have gone above and beyond to meet the challenges the pandemic presented to us, showing resilience, determination, passion, purpose-driven actions and results. We are immensely grateful and proud of all associates and our incredible network.”

2.	Synergies

As disclosed on May 7, Natura &Co raised its estimated synergy gains from the business combination with Avon Products, Inc by another US$100 million, bringing total expected synergies to between US$300 million and US$400 million on a recurring annual basis, including new revenue synergies at Natura &Co Latam and cost synergies at Avon International. These amounts are calculated using the exchange rate of US$1/R$5. The earlier calculation was made at US$1/R$3.87 and would be equivalent to between US$390 million and US$520 million, up from between US$200 million to US$300 million. These synergies are expected to be captured in full by 2024. The estimated one-time costs to achieve synergies over this period will be US$190 million, up from US$125 million.

In Q2-20, we captured US$25 million in cost synergies, ahead of estimates for the quarter, on track for the year and in line with the plan announced in Q1. The synergies achieved this quarter primarily relate to procurement, incurring a lower than planned US$1.9 million in costs to achieve.

3.	Covid-19 update

The Company is closely monitoring the evolution of the Covid-19 pandemic worldwide. A Crisis Committee was created, with the participation of key personnel in the organization, working on several fronts to monitor, analyze and act to minimize impacts, ensure continuity of operations, protect cash, improve liquidity, and promote the health and safety of all.

Key impacts on the business

•	Lockdown restrictions and store closures: The adoption of enhanced tools and features, enabled by the acceleration of digital, allowed consultants and representatives to continue their activity despite lockdown restrictions. The Group has own stores and franchised stores distributed across its different brands and geographies that were also impacted by lockdowns throughout the quarter. At The Body Shop, lockdown restrictions led to the closure of 87% of retail stores at the end of April, improving to 16% of stores closed at the end of June. We were able to offset 83% of the Covid-19 impact on sales through significant growth in online and At-Home channels and the gradual reopening of stores. At Aesop, during most of Q2, up to 90% of stores were closed across most markets. We offset 86% of Covid-19’s impact on sales with remarkable growth in digital sales and progressive reopening of stores. At Avon International, we offset 78% of the Covid-19 impact on sales, helped by an acceleration in the adoption of digital assets. At Natura, all shopping mall stores were closed during most of the quarter; by end-June, approximately 60% of all retail stores, including franchisee stores, were reopened, mostly with restrictions. Through impressive digital social-selling, e-commerce and the reopening of stores, Natura &Co Latam was able to offset 82% of the Covid-19 impact on sales.

•	Production: At the beginning of the quarter, Natura &Co quickly retooled operations across brands to step up by 30% our production capacity for essential items such as soap and hand sanitizer, optimizing available capacity at Avon plants.

•	Cash and liquidity: The Group took steps to address liquidity concerns. R$2 billion were raised successfully in a private placement, subscribed to by Natura’s controlling shareholders, selected investors and existing shareholders. Also, R$750 million in new financing was obtained, with maturity in May 2021, to increase liquidity with no impact on net debt. Strict cost discipline was adopted, including over capex and discretionary spending, and government subsidies were used in various geographies. The Group ended the quarter with a very strong cash position of R$7.4 billion, resulting in further deleveraging and ensuring compliance with our financial covenants.

5 For further details, see section 6 of this report.

4.	Results analysis

For comparison purposes, Q2-20 and Q2-19 results and analysis include the following:

•	The effects of IFRS 16 in both periods

•	Q2-19 aggregated and adjusted (unaudited) results include Avon in IFRS and Latin America operations of The Body Shop and Aesop in the Natura &Co Latam segment

•	The new Group segmentation composed of:

•	Natura &Co Latam, which comprises all the brands in Latin America: Natura, Avon, The Body Shop and Aesop

•	Avon international, which includes all markets, excluding Latin America

•	The Body Shop ex-Latin America, and

•	Aesop ex-Latin America

In addition, Q2-20 results and analysis include the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA.

	Pró-Forma			Profit and Loss by Business
R$ million	Consolidated [a]			Natura &Co Latam [b]			Avon International			The Body Shop			Aesop
	Q2-20 [c]	Q2-19 [d]	Ch. %	Q2-20 [c]	Q2-19 [d]	Ch. %	Q2-20 [c]	Q2-19 [d]	Ch. %	Q2-20	Q2-19	Ch. %	Q2-20	Q2-19	Ch. %
Gross Revenue	9,115.7	10,503.6	(13.2)	5,420.7	6,410.1	(15.4)	1,995.7	2,599.0	(23.2)	1,272.5	1,190.7	6.9	426.9	303.9	40.5
Net Revenue	6,987.2	8,000.9	(12.7)	3,975.7	4,764.0	(16.5)	1,650.0	2,105.9	(21.6)	979.2	847.6	15.5	382.2	283.5	34.8
COGS	(2,375.5)	(2,852.4)	(16.7)	(1,508.5)	(1,812.1)	(16.8)	(632.5)	(816.3)	(22.5)	(199.0)	(197.7)	0.7	(35.5)	(26.2)	35.3
Gross Profit	4,611.7	5,148.6	(10.4)	2,467.2	2,951.9	(16.4)	1,017.5	1,289.5	(21.1)	780.2	649.9	20.0	346.8	257.2	34.8
Selling, Marketing and Logistics Expenses	(3,378.1)	(3,342.8)	1.1	(1,722.9)	(1,846.5)	(6.7)	(790.7)	(838.4)	(5.7)	(650.2)	(509.2)	27.7	(214.3)	(148.8)	44.1
Administrative, R&D, IT and Projects Expenses	(1,266.2)	(1,130.0)	12.1	(621.5)	(705.3)	(11.9)	(361.9)	(179.5)	101.6	(180.0)	(151.2)	19.1	(102.5)	(94.1)	9.0
Corporate Expenses [e]	(78.1)	(51.8)	50.8	-	(19.1)	-	-	(16.1)	-	-	-	-	-	-	-
Other Operating Income/ (Expenses), Net	119.1	189.7	(37.2)	110.4	175.0	(36.9)	0.7	13.0	(94.9)	3.5	1.9	86.5	4.6	(0.1)	-
Acquisition Related Expenses [f]	(5.6)	(113.8)	(95.1)	-	-	-	(0.0)	(41.8)	(100.0)	-	-	-	-	-	-
Transformation/Integration costs	(54.6)	(198.7)	(72.5)	(24.3)	(96.9)	(74.9)	(18.9)	(82.3)	(77.0)	-	(19.5)	-	-	-	-
Depreciation	703.9	372.9	88.8	237.0	138.3	71.4	206.9	50.0	313.8	191.8	141.4	35.7	68.1	43.2	57.7
EBITDA	651.9	873.9	(25.4)	445.9	597.4	(25.4)	53.6	194.3	(72.4)	145.2	113.2	28.3	102.6	57.5	78.5

Depreciation	(703.9)	(372.9)	88.8
Financial Income/(Expenses), Net	(268.5)	(325.9)	(17.6)
Earnings Before Taxes	(320.5)	175.2	-
Income Tax and Social Contribution	(44.9)	(120.9)	(62.9)
Discontinued operations [g]	(26.7)	-	-
Consolidated Net Income	(392.1)	54.3	-
Non-controlling Interest	3.6	-	-
Net Income Attributable to controlling shareholders	(388.5)	54.3	-

Gross Margin	66.0%	64.3%	170 bps	62.1%	62.0%	10 bps	61.7%	61.2%	50 bps	79.7%	76.7%	300 bps	90.7%	90.8%	-10 bps
Selling, Marketing and Logistics Exp./Net Revenue	48.3%	41.8%	650 bps	43.3%	38.8%	450 bps	47.9%	39.8%	810 bps	66.4%	60.1%	630 bps	56.1%	52.5%	360 bps
Admin., R&D, IT, and Projects Exp./Net Revenue	18.1%	14.1%	400 bps	15.6%	14.8%	80 bps	21.9%	8.5%	1340 bps	18.4%	17.8%	60 bps	26.8%	33.2%	-640 bps
EBITDA Margin	9.3%	10.9%	-160 bps	11.2%	12.5%	-130 bps	3.3%	9.2%	-590 bps	14.8%	13.4%	140 bps	26.8%	20.3%	650 bps
Net Margin	(5.6)%	0.7%	-630 bps	-	-	-	-	-	-	-	-	-	-	-	-

[a] Consolidated results include Natura &Co Latam, Avon International, The Body Shop and Aesop, as well as the Natura subsidiaries in the U.S., France and the Netherlands.
[b] Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and Aesop Brazil
[c] Q2-20: Includes PPA – Purchase Price Allocation effects
[d] Q2-19: Does not include PPA effects
[e] Expenses related to the management and integration of the Natura &Co Group
[f] Avon-acquisition-related expenses
[g] Related to business separation at Avon North America

	Pró-Forma			Profit and Loss by Business
R$ million	Consolidated [a]			Natura &Co Latam [b]			Avon International			The Body Shop			Aesop
	H1-20 [c]	H1-19 [d]	Ch. %	H1-20 [c]	H1-19 [d]	Ch. %	H1-20 [c]	H1-19 [d]	Ch. %	H1-20	H1-19	Ch. %	H1-20	H1-19	Ch. %
Gross Revenue	17,577.5	20,160.7	(12.8)	9,756.6	11,873.4	(17.8)	4,527.0	5,289.5	(14.4)	2,485.9	2,383.3	4.3	808.0	614.6	31.5
Net Revenue	14,505.2	15,376.4	(5.7)	8,138.1	8,827.3	(7.8)	3,771.5	4,278.6	(11.9)	1,872.4	1,717.8	9.0	723.1	552.6	30.8
COGS	(5,254.2)	(5,535.4)	(5.1)	(3,226.6)	(3,399.8)	(5.1)	(1,559.7)	(1,684.7)	(7.4)	(400.3)	(401.1)	(0.2)	(67.6)	(49.9)	35.6
Gross Profit	9,250.9	9,841.0	(6.0)	4,911.5	5,427.5	(9.5)	2,211.8	2,593.9	(14.7)	1,472.2	1,316.8	11.8	655.5	502.8	30.4
Selling, Marketing and Logistics Expenses	(6,901.0)	(6,446.5)	7.0	(3,575.0)	(3,505.7)	2.0	(1,726.0)	(1,649.0)	4.7	(1,190.4)	(1,000.7)	19.0	(409.5)	(291.1)	40.7
Administrative, R&D, IT and Projects Expenses	(2,495.6)	(2,201.9)	13.3	(1,193.7)	(1,284.6)	(7.1)	(750.5)	(443.9)	69.1	(357.0)	(297.1)	20.2	(194.1)	(176.3)	10.1
Corporate Expenses [e]	(108.5)	(124.2)	(12.7)	-	(36.4)	-	-	(32.6)	-	-	-	-	-	-	-
Other Operating Income/ (Expenses), Net	105.2	178.7	(41.1)	114.0	119.8	(4.8)	(11.4)	60.8	-	(2.4)	(1.5)	61.6	4.9	(0.5)	-
Acquisition Related Expenses [f]	(303.9)	(113.8)	167.0	-	-	-	(0.0)	(41.8)	(100.0)	-	-	-	-	-	-
Transformation/Integration costs	(79.7)	(401.2)	(80.1)	(34.9)	(173.0)	(79.8)	(33.4)	(201.8)	(83.4)	-	(26.4)	-	-	-	-
Depreciation	1,329.7	735.5	80.8	458.9	268.4	70.9	390.8	97.6	300.3	356.2	286.1	24.5	123.8	83.3	48.6
EBITDA	797.2	1,467.5	(45.7)	680.8	816.1	(16.6)	81.4	383.1	(78.8)	278.6	277.3	0.5	180.6	118.2	52.8

Depreciation	(1,329.7)	(735.5)	80.8
Financial Income/(Expenses), Net	(496.1)	(554.0)	(10.4)
Earnings Before Taxes	(1,028.6)	178.0	-
Income Tax and Social Contribution	(139.7)	(205.7)	(32.1)
Discontinued operations [g]	(48.7)	-	-
Consolidated net income	(1,217.0)	(27.7)	4,288.8
Non-controlling Interest	7.7	-	-
Net income attributable to controlling shareholders	(1,209.3)	(27.7)	4,261.0

Gross Margin	63.8%	64.0%	-20 bps	60.4%	61.5%	-110 bps	58.6%	60.6%	-200 bps	78.6%	76.7%	190 bps	90.6%	91.0%	-40 bps
Selling, Marketing and Logistics Exp./Net Revenue	47.6%	41.9%	570 bps	43.9%	39.7%	420 bps	45.8%	38.5%	730 bps	63.6%	58.3%	530 bps	56.6%	52.7%	390 bps
Admin., R&D, IT, and Projects Exp./Net Revenue	17.2%	14.3%	290 bps	14.7%	14.6%	10 bps	19.9%	10.4%	950 bps	19.1%	17.3%	180 bps	26.8%	31.9%	-510 bps
EBITDA Margin	5.5%	9.5%	-400 bps	8.4%	9.2%	-80 bps	2.2%	9.0%	-680 bps	14.9%	16.1%	-120 bps	25.0%	21.4%	360 bps
Net Margin	(8.4)%	(0.2)%	-820 bps	-	-	-	-	-	-	-	-	-	-	-	-

[a] Consolidated results include Natura &Co Latam, Avon International, The Body Shop and Aesop, as well as the Natura subsidiaries in the U.S., France and the Netherlands.
[b] Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and Aesop Brazil
[c] H1-20: Includes PPA – Purchase Price Allocation effects
[d] H1-19: Does not include PPA effects
[e] Expenses related to the management and integration of the Natura &Co Group
[f] Avon-acquisition-related expenses
[g] Related to business separation at Avon North America

Consolidated net revenue growth in Q2-20 and H1-20

Q2-20 consolidated net revenue in BRL declined by 12.7% year-on-year (-23.5% at CC). The Natura brand, The Body Shop and Aesop reported growth in the quarter, offset by declines in the Avon brand. In H1-20, net revenue declined by 5.7% in BRL (-15.1% at CC).

•	Natura &Co Latam (Natura, Avon, The Body Shop and Aesop Brazil): Net revenue declined by 16.5% in BRL (-19.8% at CC).

•	Avon International: Net revenue declined 21.6% in BRL in Q2 (-38.9% at CC).

•	The Body Shop: Net revenue increased 15.5% in BRL in Q2 (-13.2% at CC).

•	Aesop: Strong double-digit net revenue growth of 34.8% in BRL in Q2 (-0.6% at CC).

Gross margin

Including PPA effects in Q2-20 at Natura &Co Latam and Avon International

R$ million	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	Q2-20 [a]	Q2-19[b]	Ch. %	Q2-20 [a]	Q2-19[b]	Ch. %	Q2-20 [a]	Q2-19[b]	Ch. %	Q2-20	Q2-19	Ch. %	Q2-20	Q2-19	Ch. %
Net Revenue	6,987.2	8,000.9	(12.7)	3,975.7	4,764.0	(16.5)	1,650.0	2,105.9	(21.6)	979.2	847.6	15.5	382.2	283.5	34.8
COGS	(2,375.5)	(2,852.4)	(16.7)	(1,508.5)	(1,812.1)	(16.8)	(632.5)	(816.3)	(22.5)	(199.0)	(197.7)	0.7	(35.5)	(26.2)	35.3
Gross Profit	4,611.7	5,148.6	(10.4)	2,467.2	2,951.9	(16.4)	1,017.5	1,289.5	(21.1)	780.2	649.9	20.0	346.8	257.2	34.8
Gross Margin	66.0%	64.3%	170 bps	62.1%	62.0%	10 bps	61.7%	61.2%	50 bps	79.7%	76.7%	300 bps	90.7%	90.8%	-10 bps

[a] Q2-20 includes PPA – Purchase Price Allocation effects
[b] Q2-19 does not include PPA – Purchase Price Allocation effects

Increased consolidated gross margin in Q2 of 66.0% (+170 bps). Excluding PPA effects on COGS of R$9.2 million (R$7.3 million at Natura &Co Latam; R$1.9 million at Avon International), adjusted consolidated gross margin reached 66.1% in Q2-20 (+180 bps), as shown below:

Without PPA effects in both periods

R$ million	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	Q2-20	Q2-19	Ch. %	Q2-20	Q2-19	Ch. %	Q2-20	Q2-19	Ch. %	Q2-20	Q2-19	Ch. %	Q2-20	Q2-19	Ch. %
Net Revenue	6,987.2	8,000.9	(12.7)	3,975.7	4,764.0	(16.5)	1,650.0	2,105.9	(21.6)	979.2	847.6	15.5	382.2	283.5	34.8
COGS	(2,366.3)	(2,852.4)	(17.0)	(1,501.2)	(1,812.1)	(17.2)	(630.7)	(816.3)	(22.7)	(199.0)	(197.7)	0.7	(35.5)	(26.2)	35.3
Gross Profit	4,620.8	5,148.6	(10.2)	2,474.5	2,951.9	(16.2)	1,019.4	1,289.5	(21.0)	780.2	649.9	20.0	346.8	257.2	34.8
Gross Margin	66.1%	64.3%	180 bps	62.2%	62.0%	20 bps	61.8%	61.2%	60 bps	79.7%	76.7%	300 bps	90.7%	90.8%	-10 bps

•	Natura &Co Latam’s adjusted gross margin was 62.2% in Q2-20 (+20 bps), helped by lower discounts and a favorable category mix and price effect at the Natura brand in Brazil and Hispanic Latam, which offset the unfavorable impact of lower production volumes on supply chain costs at Avon.

•	Avon International’s adjusted gross margin improved to 61.8% in Q2-20 (+60 bps), as the positive impact of price and category mix offset the unfavorable impact of lower production volumes on supply chain costs.

•	The Body Shop’s gross margin increased to 79.7% in Q2-20 (+300 bps), thanks to significant discount improvement and higher volume in e-commerce and At-Home.

•	Aesop’s gross margin was nearly stable in Q2-20, standing at 90.7% in Q2-20 (-10 bps), also favored by higher volume in e-commerce.

Consolidated EBITDA

Reported EBITDA was R$651.9 million with margin of 9.3% (-160 bps), supported by improved gross margin and cost discipline across all businesses, resulting in strong operational leverage, offsetting the impact of lower revenue. Adjusted EBITDA was R$615.2 million, with an adjusted margin of 8.8% (-450 bps), excluding out-of-period tax credits and provision reversals at Natura &Co Latam of R$97.0 million, transformation costs at Natura &Co Latam and Avon International of R$54.6 million and Avon-related acquisition costs of R$5.6 million. In H1-20, reported EBITDA was R$797.2 million, with margin of 9.3% (-160 bps), and adjusted EBITDA was R$1,186.7 million, with margin of 8.2% (-340 bps). See reconciliation below:

	Consolidated EBITDA
R$ million	Q2-20	Q2-19	Ch. %	H1-20	H1-19	Ch. %

Consolidated EBITDA	651.9	873.9	(25.4)	797.2	1,467.5	(45.7)
Avon acquisition-related expenses (1)	5.6	113.8	(95.1)	303.9	113.8	167.0
Transformation costs (2)	54.6	198.7	(72.5)	79.7	401.2	(80.1)
Tax credits, recoveries and provision reversal (3)	(97.0)	(96.0)	1.0	(97.0)	(130.5)	(25.7)
Asset sale at Avon International (4)	-	(51.9)	-	-	(90.7)	-
Impairment loss on assets and other items (5)	-	25.5	-	-	25.5	-
Non-recurring PPA impacts on EBITDA (6)	-	-	-	102.9	-	-
Adjusted EBITDA	615.2	1,064.1	(42.2)	1,186.7	1,786.8	(33.6)
Adjusted EBITDA Margin	8.8%	13.3%	-450 bps	8.2%	11.6%	-340 bps

(1)	Avon acquisition-related expenses: Non-recurring costs associated with Avon acquisition, mainly related to professional fees and planning costs

(2)	Transformation costs: Include Transformation costs at Natura &Co Latam, and Avon’s Open-Up and Grow costs at Avon International both in Q2-20 and Q2-19, and The Body Shop in Q2-19

(3)	Tax credits, recoveries and provision reversal: Non-recurring social charges provision reversal at Natura, and Pis and Cofins tax credits at Avon in Latin America in Q2-20. The effects in Q2-19 refer to tax credits from previous years, tax recoveries related to ICMS taxes applied on the base of Pis and Cofins.

(4)	Asset sale at Avon International: Refers to the sales of office building and other assets as part of Avon’s transformation plan.

(5)	Impairment loss on assets and other items: Impairment loss on assets at Avon International.

(6)	Non-cash, non-recurring inventory PPA impact, resulting from a step up in inventory value (in the cost of goods sold), at both Natura &Co Latam and Avon International

•	Natura &Co Latam’s adjusted EBITDA margin was 9.4% (-320 bps).

•	Avon International’s adjusted EBITDA margin stood at 4.4% (-950 bps).

•	The Body Shop’s adjusted EBITDA margin was 14.8% (-90 bps).

•	Aesop’s EBITDA margin reached 26.8% (+650 bps).

Financial income and expenses

Net financial expenses were R$268.5 million in Q2-20, a reduction of 17.6% vs. Q2-19, favorably impacted by the lower CDI interest rate in Brazil, which offset higher interest expenses from debt at Avon.

The following table details the main changes in our financial income and expenses:

R$ million	Q2-20	Q2-19	Ch. %	H1-20	H1-19	Ch. %
Financial Income and Expenses, Net	(268.5)	(325.9)	(17.6)	(496.1)	(554.0)	(10.4)
1. Borrowings/Financing (B/F) and Short-Term Investments (STI) and Operational FX Gains/Losses	(209.6)	(230.2)	(8.9)	(398.8)	(395.5)	0.8
2. Judicial Contingencies	(2.7)	(3.8)	(30.7)	36.0	(8.1)	-
3. Other Financial Income and Expenses	(56.2)	(91.8)	(38.7)	(133.3)	(150.3)	(11.3)
Lease Interest Expenses	(65.0)	(48.8)	33.3	-119.4	-94.4	26.5
Other	8.8	(43.0)	-	-13.9	-55.9	(75.1)

Underlying Net Income (UNI)

Underlying Net Income was (R$213.8) million in Q2, before Avon-related effects of (R$174.7) million, which include: i) transformation costs of (R$54.6) million; ii) PPA amortization of (R$175.0) million; iii) PPA effects in financial expenses and income tax of R$60.5 million, and iv) acquisition expenses of (R$5.6) million. Reported net loss was R$388.5 million, mainly impacted by lower EBITDA and higher depreciation of R$156.0 million, partially offset by lower income tax expense of R$57.0 million vs. Q2-19. The lower tax expense was driven by tax offsets against Avon’s loss carry-forwards in the UK. In H1-20, underlying net income was (R$498.6) million, vs. R$516.3 million in H1-19.

a) Net income attributable to controlling shareholders

b       ) Non-controlling interests and discontinued operations

Free cash flow and cash position

We ended the quarter with a very strong cash position of R$7.4 billion (R$4.8 billion in cash, and R$2.6 billion in short-term deposits), in line with projections and well above our minimum thresholds.

Cash outflow in Q2-20 was R$96.1 million, as expected, impacted by Covid-19 effects and the cyber incident at Avon. On an estimated and non-audited basis, aggregated Q2-19 figures would have seen a cash inflow of R$63.6 million. Consumption in Q2-20 includes Avon and is mainly related to Covid-19 impacts on sales and FX effects due to the depreciation of the BRL in working capital for Avon International, The Body Shop and Aesop. Working capital was also impacted by extended payment terms granted to consultants and representatives at Natura and Avon, partially offset by extended payables.

Free cash flow
R$ million	Q2-20	Q2-19	Ch. %	H1-20	H1-19	Ch. %
Net Income (Loss) Reported [a]	(388.5)	54.3	-	(1,209.3)	(27.7)	4,261.0
Depreciation and Amortization	703.9	372.9	88.8	1,329.7	735.5	80.8
Non-Cash/Others [b]	(35.1)	(127.8)	(72.6)	(288.1)	(384.3)	(25.1)
Internal Cash Generation	280.3	299.3	(6.3)	(167.6)	323.4	-
Working Capital (Increase)/Decrease	(225.7)	(162.5)	38.9	(1,353.3)	(1,008.9)	34.1
Cash Generation (Use) Before Capex	54.6	136.8	(60.1)	(1,520.9)	(685.6)	121.9
Capex	(150.8)	(192.7)	(21.8)	(271.1)	(341.4)	(20.6)
Sale of Assets	-	119.6	-	-	296.0	-
Free Cash Flow	(96.1)	63.7	-	(1,792.0)	(731.0)	145.1

[a] Attributable to the owners of the Company
[b] Includes the effects of deferred income tax, fixed and intangible assets write-offs, FX on translation of working capital, fixed assets, etc.

Capital structure and liquidity

The Group concluded a successful private capital increase of R$2 billion, announced on May 7, subscribed by the controlling shareholders, selected investors and existing shareholders. This contributed to a strong cash position that allows us to build on the momentum in digital and accelerate our investment in IT infrastructure, digital and social selling. We are committing up to R$400 million over the coming 6 months, in line with our capex budget, and continuing significant investments over the coming years. This will help upgrade Avon platforms, accelerate the Latam integration and advance digital transformation across all of our businesses.

In the quarter we also prepaid R$510.0 million in promissory notes at Natura &Co Holding, reducing the balance to just under R$1 billion, due in December 2020.

Strong deleveraging at Natura Cosméticos: Net debt-to-EBITDA of 2.04x in Q2-20, from 2.83x in Q2-19 and 3.30x in Q2-18

The Company continues to work towards the target of reducing Natura Cosméticos S.A.’s leverage to the pre-The Body Shop acquisition level of 1.4 times by 2021. This measure is comparable to previous periods.

At Natura &Co Holding, consolidated net debt-to-EBITDA ratio stood as 3.63x in Q2-20, down from 3.93x in Q1-20, including IFRS 16 effects (excluding IFRS 16: 4.83x in Q2-20 vs. 4.91x in Q1-20).

	Natura Cosméticos S.A.		Natura &Co Holding S.A.
R$ million	Q2-20	Q2-19	Q2-20	Q2-19
Short-Term	1,178.5	815.4	2,631.1	2,489.5
Long-Term	8,540.0	6,788.3	17,255.5	11,368.1
Gross Debt [a]	9,718.5	7,603.7	19,886.6	13,857.7
Foreign currency hedging (Swaps) [b]	(1,874.5)	(473.7)	(1,874.5)	(473.7)
Total Gross Debt	7,844.0	7,130.1	18,012.1	13,384.0
(-) Cash, Cash Equivalents and Short-Term Investment	(3,684.5)	(1,600.5)	(7,390.3)	(3,213.8)
(=) Net Debt	4,159.4	5,529.6	10,621.8	10,170.2

Indebtedness ration excluding IFRS 16 effects
Net Debt/EBITDA	2.04x	2.83x	4.83x	n.a
Total Debt/EBITDA	3.84x	3.65x	8.19x	n.a

Indebtedness ratio including IFRS 16 effects
Net Debt/EBITDA	1.52x	2.51x	3.63x	n.a
Total Debt/EBITDA	2.86x	3.24x	6.15x	n.a

[a] Gross debt excludes PPA impacts and excludes lease agreements
[b] Foreign currency debt hedging instruments, excluding mark-to-market effects

As of June 30, 2020, 87.2% of the company’s debt was long-term, with an average maturity of 3.8 years.

5.	Performance by segment

Natura &Co Latam: Strong performance by the Natura brand in Brazil helping to offset challenges in other markets and brands

As a reminder, Natura &Co Latam is comprised of the Latin American operations of all the Group’s brands: Natura, Avon, The Body Shop and Aesop. For comparison purposes, 2019 results include aggregated and adjusted (unaudited) information in IFRS to reflect this new segment.

Our extensive portfolio of essential products and secured supply ensured the continuity of our manufacturing, distribution and sales in a quarter that was marked by strict lockdowns due to Covid-19 in the Latam region, notably Hispanic Latam (Central America, Argentina, Peru, Colombia and Ecuador). The strength of our digital social selling model was proven by the performance of the Natura brand, particularly in Brazil, while the digital transformation in the region continues to advance. The Avon integration in Latam is on track, with progress on procurement, cross-manufacturing opportunities, including all Avon Latam plants manufacturing products for Natura, and transferring good field management practices to reignite representatives’ engagement and loyalty. In Brazil, the loyalty and satisfaction indices of our consultants and representatives were up at Natura and, for the first time in six years, at Avon as well, despite the challenging pandemic backdrop.

Net revenue in Natura &Co Latam declined by 16.5% in Q2-20 in BRL (-19.8% at CC), driven by growth of 4.4% at the Natura brand (+7.9% Brazil, -3.6% Latam), while the Avon brand was down 35.2% (-31.1% in Brazil, -37.8% in Hispanic Latam).

The Natura brand in Brazil posted a remarkably strong quarter, gaining brand preference and market share despite the very challenging environment resulting from the pandemic. Net revenue grew 7.9% in Q2-20, with impressive progression throughout the quarter with April at -23.5%, May up +23.6% and June up +29.4%. Volume increased, driven by growth in fragrances, body care and hair categories. Productivity per consultant grew for the 15th consecutive quarter, by +6.9% in Q2-20.

The average consultant base was relatively stable vs. Q2-19, reaching 1.03 million consultants, and the consultant base at quarter-end was 5.6% higher than in the prior year. We saw continued progression toward the top tier segments (Silver, Gold and Diamond).

Successful and innovative Mother’s Day and Valentine’s Day campaigns, utilizing digital assets, performed better than expected. In digital, the Natura brand in Brazil further streamlined the onboarding of consultants, peer training and the adoption of new features. 70% of consultants are now onboarding through digital channels and the average consultant app-time increased six-fold, driven by the expansion of peer training on digital assets and content sharing. The Avon brand’s net revenue in Brazil declined 31.1% in Q2-20. The brand was progressing well before the cyber incident, which will have a favorable phasing effect on Q3 sales in Brazil of approximately R$180 million. The average number of representatives decreased 5.1%.

The brands in Hispanic LATAM were impacted throughout the quarter by Covid-19 and Avon was further impacted by the brand’s cyber incident. Lockdowns in many Hispanic LATAM markets were more severe than in other regions. Despite a difficult quarter, good progress was made in digitalization.

The Natura brand in Hispanic LATAM posted revenue decline of 3.6% in Q2-20 in BRL (-10.2% at CC), due mainly to Covid-19, which severely hit markets such as Argentina, Peru and Colombia in April and May. However, in June, the region resumed growth. The average number of consultants increased by 9.8% vs. Q2-19, to 714,000.

The Avon brand in the Hispanic Latam countries posted revenue decline of 37.8% in Q2-20 in BRL (-46.2% at CC), due to a 21.5% reduction in average number of representatives The Avon brand cyber incident created a phasing effect of approximately R$210 million benefitting Q3 sales in Hispanic Latam as well.

In the retail channel, all brands across the region were impacted by lockdown restrictions. By mid-July, approximately 70% of our retail stores were reopened, mostly with restrictions. In June, Natura launched its first store through its franchisee in Kuala Lumpur, Malaysia.

The number of Natura consultants trained on digital tools has tripled in relation to pre-Covid-19, and, as a result, there has been a continuous increase in usage and penetration. Over 90% of consultants use digital platforms (app+web). As of the end of Q2, there were 889,000 Natura consultant online stores, 65% more than in Q2-19, and orders through these stores have nearly tripled in Q2 year over year. The implementation of new features, such as the interactive e-brochure, has allowed us to significantly grow sales through our digital platforms.

Natura has taken another decisive step forward in its already successful digital journey and has signed three new strategic partnerships that bring additional competencies and accelerate the construction of our beauty business platform. Natura has invested in Singu, a leading Brazilian digital platform for at-home beauty services, with the right to acquire 100% of the company. Natura and Singu are discussing the possibility of providing thousands of Natura beauty professional consultants with the opportunity to drive higher income. Natura believes that this strategic partnership enhances its digital acceleration process as well as enables Singu to rapidly expand its business. Going forward, Natura and Singu will evaluate additional synergies such as the possibility of offering additional services, brands and products in Singu’s platform. To accelerate our technological capabilities, we have joined with Salesforce to undertake innovation projects focused on customized experiences and we will be the sole Latin American representative on their Commerce Cloud Customer Advisory Board. Through our partnership with Thoughtworks, a leading global digital developer, we will accelerate the launch of digital products and services.

Product launches in the period included the relaunch of Natura’s fragrance Essencial and special winter bodycare fragrances, Cereja/Avelã and Tâmara/Canela. Avon launched important colour products such as Real Matte Lipstick in Brazil and Power Stay 24 Hour Foundation in Hispanic LATAM. Avon care product sales in Brazil, particularly Encanto soaps, benefitted from Covid-19 response campaigns and the launch of hair colour products.

Natura &Co Latam: Financial analysis

Reported EBITDA was R$445.9 million with margin of 11.2% (-130 bps), supported by improved gross margin and cost discipline across all businesses, notably in Q2 to mitigate the impacts of Covid-19. This resulted in strong operational leverage, offsetting the impact in revenue. Adjusted EBITDA was R$373.2 million, excluding out-of-period tax credits and provision reversals of R$97.0 million and transformation costs of R$24.3 million. Adjusted EBITDA margin was 9.4% (-320 bps). In H1-20, EBITDA was R$680.8 million and EBITDA margin was 8.4% (-80 bps). Adjusted EBITDA was R$660.9 million and adjusted EBITDA margin was 8.1% (-160 bps).

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q2-20	Q2-19	Ch. %	H1-20	H1-19	Ch. %

EBITDA	445.9	597.4	(25.4)	680.8	816.1	(16.6)
Tax credits, recoveries and provision reversal	(97.0)	(96.0)	1.0	(97.0)	(130.5)	(25.7)
Transformation costs	24.3	96.9	(74.9)	34.9	173.0	(79.8)
Non-recurring PPA impact on EBITDA	-	-	-	42.3	-	-
Adjusted EBITDA	373.2	598.3	(37.6)	660.9	858.5	(23.0)

Adjusted EBITDA Margin	9.4%	12.6%	-320 bps	8.1%	9.7%	-160 bps

Excluding PPA effects, selling, marketing & logistics expenses represented 42.4% of net revenue (+360 bps), largely due to the decline in net revenue, despite efforts to reduce expenses in light of Covid-19 and the implementation of commercial measures such as extended payment terms for consultants and higher online sales commissions.

Excluding PPA effects, administrative, R&D, IT and project expenses reached 15.3% of net revenue (+50 bps) in the quarter, also due to the decline in net revenue, despite cost-control initiatives adopted by both Natura and Avon to offset Covid-19 impacts. These included freezes in hiring, pay raises, promotions and travel, as well as a reduction in executive remuneration and discretionary spending.

	Q2-20	PPA impacts	Q2-20 ex-PPA	Q2-19	Ch. % ex-PPA	H1-20	PPA impacts	H1-20 ex-PPA	H1-19	Ch. % ex-PPA
Selling, Marketing and Logistics Expenses	(1,722.9)	(38.6)	(1,684.3)	(1,846.5)	(8.8)	(3,575.0)	(70.6)	(3,504.4)	(3,505.7)	(0.0)
Administrative, R&D, IT and Projects Expenses	(621.5)	(12.6)	(608.9)	(705.3)	(13.7)	(1,193.7)	(23.0)	(1,170.7)	(1,284.6)	(8.9)
SG&A Expenses	(2,344.4)	(51.2)	(2,293.2)	(2,551.8)	(10.1)	(4,768.7)	(93.6)	(4,675.2)	(4,790.4)	(2.4)

Selling, Marketing and Logistics Exp./ Net Revenue	43.3%	-	42.4%	38.8%	360 bps	43.9%	-	43.1%	39.7%	340 bps
Admin., R&D, IT, and Projects Exp./ Net Revenue	15.6%	-	15.3%	14.8%	50 bps	14.7%	-	14.4%	14.6%	-20 bps

Avon International: Progress on integration and improved digital capabilities

In the six months since completing the acquisition of Avon, there has been a continued focus on integration. Avon’s manufacturing capabilities and footprint were quickly leveraged by the group’s other companies to produce essential items during Covid-19, with plants in Russia and Poland more than doubling their production capacity for hand sanitizers, and advances in procurement opportunities continued. Avon’s executive team is in place and preparing to implement the Open Up & Grow strategy, a growth-enabling model that will generate savings to fuel investments in the brand and channel, beginning in Q3 with a significant relaunch of the brand in online and digital channels. We will also roll out during the second half the new commercial model, capitalizing on learnings from Natura, and a simplified go-to-market strategy with fewer campaign cycles and an optimized portfolio, notably in Fashion & Home.

Net revenue declined 21.6% in Q2-20 (-38.9% at CC), mainly impacted by a 36% reduction in active representatives related to Covid-19, as lockdown restrictions significantly impacted the ability of representatives to sell, as well as the cyber incident later in the quarter. The cyber incident created a phasing effect of approximately R$60 million that will benefit Q3 sales. Units sold declined 34%.

The increased digitalization of the representative base continued throughout the second quarter. Representatives were equipped with new digital capabilities, including an enhancement allowing them to more quickly and easily accept digital brochure orders and giving them the ability to ship direct to consumers at the representative’s discretion. This delivery feature gained importance during Covid-19 as it allowed representatives to fulfil orders they would normally have delivered in person. Adoption of digital assets in the UK reached nearly 70% in the quarter. Q2-20 Avon International sales via the digital brochure are more than triple those in Q2-19. Avon International also remained focused on driving e-commerce, where sales more than doubled in Q2-20 vs Q1-20 and vs Q2-19.

Important launches in the quarter included Powerstay Mascara, Liner and Shadow in Colour and Cannabis products and Anew Reset Plumping Shots in Skincare. In the UK, one Plumping Shot was sold every 30 seconds at launch. Hand care showed strong growth in the quarter as the category was in high demand given the pandemic.

Net revenue of the Avon brand, including Latin America and Avon International, declined 29.0% in Q2.

Avon International: Financial analysis

Avon International’s EBITDA was R$53.6 million in Q2-20 and adjusted EBITDA was R$72.6 million. EBITDA margin was 3.3% and adjusted EBITDA margin was 4.4% (-950 bps), impacted by lower revenues due to Covid-19 and foreign exchange effects, resulting in operational deleverage.

In H1-20, EBITDA was R$81.4 million and EBITDA margin was 2.2%. Adjusted EBITDA was R$175.4 million and adjusted EBITDA margin was 4.7% (-840 bps).

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q2-20	Q2-19	Ch. %	H1-20	H1-19	Ch. %

EBITDA	53.6	194.3	(72.4)	81.4	383.1	(78.8)
Transformation costs	18.9	82.3	(77.0)	33.4	201.8	(83.4)
Asset sale	-	(51.9)	-	-	(90.7)	-
Non-recurring PPA impact on COGS	-	-	-	60.6	-	-
Impairment loss on assets and other items	-	25.5	-	-	25.5	-
Acquisition related expenses	-	41.8	-	-	41.8	-
Adjusted EBITDA	72.6	292.1	(75.2)	175.4	561.6	(68.8)

Adjusted EBITDA Margin	4.4%	13.9%	-950 bps	4.7%	13.1%	-840 bps

Excluding PPA effects, selling, marketing & logistics expenses reached 45.6% of net revenue (+580 bps), largely due to the impact of revenue reduction causing deleverage of fixed expenses.

Excluding PPA effects, administrative, R&D, IT and project expenses reached 17.3% of net revenue (+880 bps) in the quarter, largely related to revenue reduction.

Avon International	1,650.0		1,650.0	2,105.9		3,771.53		3,771.53	4,278.61

R$ million	Q2-20	PPA impacts	Q2-20 ex-PPA	Q2-19	Ch. % ex-PPA	H1-20	PPA impacts	H1-20 ex-PPA	H1-19	Ch. % ex-PPA
Selling, Marketing and Logistics Expenses	(790.7)	(38.3)	(752.4)	(838.4)	(10.3)	(1,726.0)	(69.9)	(1,656.1)	(1,649.0)	0.4
Administrative, R&D, IT and Projects Expenses	(361.9)	(76.4)	(285.5)	(179.5)	59.0	(750.5)	(139.6)	(610.9)	(443.9)	37.6
SG&A Expenses	(1,152.5)	(114.7)	(1,037.9)	(1,017.9)	2.0	(2,476.5)	(209.5)	(2,267.0)	(2,093.0)	8.3

Selling, Marketing and Logistics Exp./ Net Revenue	47.9%	-	45.6%	39.8%	580 bps	45.8%	-	43.9%	38.5%	540 bps
Admin., R&D, IT, and Projects Exp./ Net Revenue	21.9%	-	17.3%	8.5%	880 bps	19.9%	-	16.2%	10.4%	580 bps

The Body Shop: A quarter of agile execution, with solid results and important advances in the strategic plan

In Q2-20, The Body Shop posted net revenue of R$979.2 million, up by 15.5% in BRL (-13.2% at CC). The decline in constant currency was primarily due to lockdown restrictions, combined with the net closing of 25 own stores in the last fifteen months as part of the store footprint optimization plan. Covid-19 lockdown restrictions led to the closure of 87% of retail stores at the end of April, improving to 16% of stores closed at the end of June. Revenue progressively improved as stores reopened, reverting to strong growth in June. The consumer shift to e-commerce and At-Home (direct sales) that began in Q1 continued at a very fast pace, offsetting almost 90% of the Covid-19 impact. E-commerce sales grew by more than 230%, with the UK growing over 300%, while At-Home sales increased by more than 280%, both in the UK and Australia, supported by over 200% growth in the number of At-Home consultants compared to Q2-19. Growth in these channels was supported by a new distribution center in the UK that opened in record time in April to meet the demand surge in e-commerce and At-Home.

The first franchisee new concept store was launched in South Korea in the quarter, in addition to the three previously-launched own concept stores in London, Hong Kong and the UK. The Company made important advances in its strategic plan in the period: The acquisition of the Japan business from a head franchisee, to close on October 1st, and the launch of its successful At-Home direct sales channel in the United States. These will contribute to long-term top line growth and geographic footprint expansion in strategic markets such as Asia and North America.

EBITDA in Q2-20 reached R$145.2 million, with EBITDA margin of 14.8% (+140 bps; adjusted: -90 bps). The adjusted margin decline was due to revenue reduction from store closures and lockdown measures, partially offset by lower discounts, overhead reductions resulting from cost measures taken in Q1 and benefits from Covid-19-related government subsidies.

SG&A expenses increased in BRL due to FX effects. At constant currency, these expenses decreased.

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q2-20	Q2-19	Ch. %	H1-20	H1-19	Ch. %

EBITDA	145.2	113.2	28.3	278.6	277.3	0.5
Transformation/integration costs	-	19.5	-	-	26.4	-
Adjusted EBITDA	145.2	132.8	9.4	278.6	303.7	(8.3)
Adjusted EBITDA Margin	14.8%	15.7%	-90 bps	14.9%	17.7%	-280 bps

The quarter ended with 973 own stores and 1,724 franchise stores, with 40 net store closures (own and franchise) since Q2-19 and 8 since Q1-20. The chart below shows the store count evolution:

Store	The Body Shop store count
	Q2-20	Q1-20	Q2-19	Change vs. Q1-20	Change vs. Q2-19
Own	973	977	991	(4)	(18)
Franchise	1,724	1,728	1,746	(4)	(22)
Total	2,697	2,705	2,737	(8)	(40)

Aesop: Exceptional results sustained by strong digital sales growth, offsetting retail sales loss

Aesop posted 34.8% net revenue growth in Q2-20 in BRL and -0.6% in constant currency, driven by outstanding growth in online sales as the company successfully replicated its unique customer experience in its online channel. During most of Q2, up to 90% of stores were closed across most markets and retail like-for-like sales were down 54.0%, offset by more than 430% growth in digital sales, which accounted for nearly 40% of revenue. Despite Covid-19, we saw strong double digit-growth in markets like Asia and Europe, mainly due a large-scale shift in customers to online shopping. Aesop took quick action to convert several stores into fulfilment centers to meet the increased e-commerce demand. Sales dropped in the Americas and Australia/New Zealand as these markets struggled with severe lockdowns and absence of tourism, partially offset by a sharp increase in online trading. In H1-20, net revenue was up by 30.8% in BRL (+4.9% at CC).

Q2-20 EBITDA stood at R$102.6 million, up 78.5%, with EBITDA margin of 26.8% (+650 bps), driven by targeted cost reduction, favorable channel mix and utilization of government subsidy programs, particularly in Q2 to mitigate the impacts of Covid-19. In H1-20, EBITDA margin stood at 25.0% (+360 bps).

Signature stores totalled 247 in the quarter, 11 more since Q2-19 and stable in the year as no new stores were launched. There were 92 department stores in Q2-20, 2 stores down since same quarter last year. A store count table is provided below:

Doors	Aesop door count
	Q2-20	Q1-20	Q2-19	Change vs. Q1-20	Change vs. Q2-19
Signature stores	247	247	236	-	11.0
Department	92	91	94	1.0	(2.0)
Total	339	338	330	1.0	9.0

6.	Social and environmental performance

2030 Sustainability Vision - Commitment to Life

On June 15th, Natura &Co unveiled its Commitment to Life, a comprehensive 2030 sustainability plan which will step up the group’s actions to tackle some of the world’s most pressing issues, including the climate crisis and protecting the Amazon, the defense of Human Rights and ensuring equality and inclusion throughout its network and embracing circularity and regeneration. Through three pillars, Natura &Co's Commitment to Life aims to:

Address climate change and protect the Amazon by: Achieving Net Zero carbon emissions by 2030 for its four brands; joining the Science-Based Alliance to set a new framework for the protection of nature, adhering to the UN Convention of Biological Diversity and expanding the practice by enforcing the Nagoya Protocol and payments of Access of Benefit Sharing; ensuring zero deforestation of the Amazon by stepping up its actions to protect it by building on Natura´s over 20 years’ experience in the region.

Defend human rights and be human-kind by: Increasing diversity by 30%, taking into consideration racial or ethnic diversity, sexual diversity, and gender identity, the socio-economically disadvantaged, and the physically and mentally disabled; guaranteeing 50% women in leadership positions and gender parity and equal pay by 2023 among its entire workforce; ensuring that all its associates receive a living wage or above by 2023; increasing investments in key causes by 20% to US$600 million (mainly on communities, breast cancer awareness, domestic violence and education); upholding intolerance on human rights infringement in line with UN Guiding Principles by 2023 for its entire network, particularly for its supply chain. Also, regarding supply chains, Natura &Co will enforce full traceability and/or certification by 2025, especially for critical ingredients (palm oil, mica, alcohol, cotton, paper and soy).

Embrace circularity and regeneration by: Moving towards and beyond a circular economic model to create more than it uses, ensuring packaging circularity by 2030 and ensuring 100% of its packaging materials are either reusable, recyclable, or composable; Increasing plastic recycled content to 50% and offsetting the equivalent amount of packaging where recycling infrastructure does not exist, to reach 100% responsible disposal of plastics. The group will also instil formula circularity, with the use of 95% renewable ingredients and 95% biodegradable formulas by 2030 across all four brands; establishing investment program to further develop regenerative solutions including fair trade communities, regenerative extraction systems, and waste-to-plastic solutions by 2030.

Natura – 2020 Ambition KPIs

In 2014, Natura launched its 2050 Sustainability Vision, a long-term social and environmental commitment. It guides the entire business to generate positive impact and contribution for the protection and regeneration of the ecosystem to which we belong. The first milestone of this plan is the 2020 Ambition, a set of targets that Natura aims to deliver by the end of this year.

Beyond the 2020 Ambition, Natura will combine its strengths with Avon, the Body Shop and Aesop to generate and share value, guided by the recent release of the 2030 Sustainability Vision, Commitment to Life. The current 2020 Ambition KPIs are presented in the table below, in line with the three pillars of the new Natura &Co 2030 Vision.

Natura &Co 2030 Vision	Scope	Indicator	Unit	2020 ambition	Results
					Q1-20	Q2-20	Highlights
To address the Climate Crises and protect the Amazon	Natura: Brazil	Accumulated Amazon business volume¹	R$ billion	1	1.86	1.93	The 2020 ambition has been exceeded. Q2-20, up by 4% in volumes vs Q1-20, mainly from Benefit Sharing payments and pandemic emergency support actions.
	Natura: Brazil	Consumption of Amazon Inputs	% (R$ Amazon Inputs /R$ total inputs purchased)	30	13.3	12.8	Results lower vs the previous quartes due to dollar exposure over total Natura inputs purchased, whose effect could not be offset by the growth of Amazon inputs. Achieving the 2020 ambition remains a big challenge, but we have been working to increase our positive impact in the region.
	Natura: Brazil + Latam	Relative Carbon Emissions (Scopes 1, 2 and 3)	kg CO2e/kg billed products	2.15	3.31	3.09	Positive results due to the pandemic effect on reduction in absolute emissions and increased sales of basic hygiene products with lower carbon footprint. Despite positive achievements this quarter, the 2020 ambitions for both processes and products emissions remain challenging. We are looking at action plans for reductions in distribution, increasing our plant-based portfolio and implementation of our packaging strategy.
To defend Human Rights and be Human-Kind	Natura: Brazil	Crer Para Ver revenues	R$MM	-	8.7	19.2	Positive results, showing growth of this category and highlighting consultant engagement to promote the education cause.
	Natura: Latam			-	3.8	7.2
	Natura: Brazil + Latam	Women In Leadership Positions Index (Director Level and Above)%		50	43	43	Our strategy to guarantee gender equality of finalist candidates in recruiting processes has been effective, and results are fast approaching the target
To embrace Circularity and Regeneration	Natura: Brazil	Eco-Efficient Packaging²	% (eco-efficient packaging units billed/total units billed)	40	20	19	In line with previous quarter. Despite the ambitious goal, we seek packaging evolution, with Eco design Committee and prioritization of recycled and renewable materials and refill options.
	Natura: Brazil	Packaging equivalent collected (Reverse Logistics)	% (in ton eq. of generated packaging)	50	50	32	Result lower than Q1-20, because reverse logistics process was severely impacted due to pandemic effects on activities at cooperatives; some had partial or no activity. Considering these effects Natura donated personal care products and provided financial support to help them execute processes safely. As the activities are gradually picking up from June, we expect to reach our 2020 ambition.
	Natura: Latam			-	15	13
All three pillars above	Natura: Brazil + Latam	Sustainability Vision Index 2020%		100	71	70	In line with previous quarter. We highlight the improvement on performance in Relative Carbon Emissions, while performance in packaging equivalents collected was below target, due to the pandemic effect. We expect to continue managing our targets to achieve our 2020 ambition.
[1] Accumulated Amazon business volume since 2010
[2] Ecoefficient packagings are those with at least 50% less weight compared to the regular / similar packaging, or comprising 50% post-consumer recycled material and/or renewable non-cellulosic source material, that do not increase mass.

7.	Stock Performance (NTCO3/NTCO)

On June 30, 2020, the Company successful concluded its private capital increase in the amount of R$2 billion, which resulted in the issuance of 62,500,000 common shares.

At the end of Q2-20, the Company’s capital was comprised of 1,251,392,669 common shares (June 30, 2019: 431,964,355). NTCO3 shares traded at R$39.9 on the B3 stock exchange, an increase of 55.0% in the quarter. The Company’s market capitalization on June 30 was R$49.9 billion, with Average Daily Trading Volume (ADTV) of R$265.9 million in the quarter (+75.5% vs. Q2-19).

NTCO traded at US$14.5 at the end of Q2-20 on NYSE, +47.5% vs. March 30, 2020.

Below is the performance of NTCO3 and NTCO in the quarter:

8.	Appendices

Consolidated Balance Sheet – Including the effects of IFRS 16

R$ million
ASSETS	Jun-20	Dec-19	LIABILITIES AND SHAREHOLDER'S EQUITY	Jun-20	Dec-19

CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents	4,820.1	4,513.6	Loans, financing and debentures	2,631.1	3,354.4
Securities	2,570.2	1,025.8	Leasing	1,081.1	542.1
Trade receivables	2,644.6	1,685.8	Trade payables and forfait operations	5,710.0	1,829.8
Inventories	4,481.3	1,430.6	Payroll, profit sharing and social changes	1,111.6	560.4
Recoverable taxes	1,045.2	395.6	Tax liabilities	614.8	320.9
Income tax and social contribution	329.0	113.5	Income tax and social contribution	189.7	388.2
Derivatives	179.3	-	Dividends and interest on shareholders' equity payable	0.0	95.9
Assets held for sale	195.6	-	Derivative financial instruments	75.2	11.8
Other current assets	799.2	265.2	Provision for tax, civil and labor risks	127.8	18.7
Total current assets	17,064.5	9,430.1	Other current liabilities	1,322.6	396.4
			Total current liabilities	12,863.9	7,518.4
NON CURRENT ASSETS
Recoverable taxes	893.4	409.2	NON CURRENT LIABILITIES
Income tax and social contribution	334.0	334.7	Loans, financing and debentures	18,035.0	7,432.0
Deferred income tax and social contribution	975.9	374.4	Leasing	3,026.1	1,975.5
Judicial deposits	600.3	337.3	Payroll, profit sharing and social changes	20.9	-
Financial derivatives instruments	2,019.9	737.4	Tax liabilities	108.8	122.6
Securities	11.3	7.4	Deferred income tax and social contribution	1,413.5	450.6
Other non-current assets	1,601.6	83.8	Provision for tax, civil and labor risks	1,185.9	201.4
Total long term assets	6,436.4	2,284.2	Other non-current liabilities	1,165.3	121.7
			Total non-current liabilities	24,955.6	10,303.7
Property, plant and equipment	5,350.8	1,773.9
Intangible assets	28,431.2	5,076.5	SHAREHOLDERS' EQUITY
Right of Use	3,810.0	2,619.9	Capital stock	6,917.0	1,485.4
Total non-current assets	44,028.4	11,754.5	Treasury shares	(14.0)	0.0
			Capital reserves	10,945.1	1,210.9
			Retained earnings	2.4	(149.0)
			Accumulated losses	(1,209.3)	-
			Equity valuation adjustment	6,604.4	815.0
			Equity attributable to owners of the Company	23,245.6	3,362.3
			Non-controlling interest on subsidiaries' equity	27.9	-

TOTAL ASSETS	61,092.9	21,184.5	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	61,092.9	21,184.5

Consolidated Income Statement- Including the effects of IFRS 16

R$ million	Q2-20	Q2-19	Ch. %	H1-20	H1-19	Ch. %
NET REVENUE	6,987.2	3,403.7	105.3	14,505.2	6,318.9	129.6
Cost of Products Sold	(2,375.5)	(964.6)	146.3	(5,254.2)	(1,773.7)	196.2
GROSS PROFIT	4,611.7	2,439.2	89.1	9,250.9	4,545.1	103.5
OPERATING (EXPENSES) INCOME			-			-
Selling, Marketing and Logistics Expenses	(3,171.8)	(1,552.3)	104.3	(6,449.0)	(2,875.4)	124.3
Administrative, R&D, IT and Project Expenses	(1,337.5)	(567.2)	135.8	(2,603.6)	(1,104.3)	135.8
Impairment losses on trade receivables	(229.0)	(42.6)	437.4	(452.9)	(118.0)	283.7
Other Operating Income (Expenses), Net	74.7	8.1	823.4	(277.9)	22.3	-
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL RESULT	(52.0)	285.1	-	(532.5)	469.8	-
Financial Income	665.5	414.1	60.7	2,225.7	792.2	181.0
Financial Expenses	(934.1)	(618.5)	51.0	(2,721.9)	(1,161.8)	134.3
INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(320.5)	80.7	-	(1,028.6)	100.1	-
Income Tax and Social Contribution	(44.9)	(24.8)	81.0	(139.7)	(30.7)	354.2
INCOME (LOSS) FROM CONTINUED OPERATIONS	(365.4)	55.9	-	(1,168.3)	69.4	-
Income (Loss) from discontinued operations	(26.7)	0	-	(48.7)	0	-
NET INCOME (LOSS) FOR THE PERIOD	(392.1)	55.9	-	(1,217.0)	69.4	-
Attributable to controlling shareholders	(388.5)	55.9	-	(1,209.3)	69.4	-
Attributable to non-controlling shareholders	(3.6)	0	-	(7.7)	0	-

Consolidated Statements of Cash Flow – Including the effects of IFRS 16

R$ million	H1-20	H1-19

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	(367.7)	660.0

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Recovery (payment) of income tax and social contribution	(411.8)	(224.7)
Accruals (payments) of judicial deposits	27.0	3.6
Payments related to tax, civil and labor lawsuits	(84.6)	(12.9)
Payments due to settlement of derivative operations	4.0	(33.3)
Interest paid on lease	(133.7)	(64.1)
Payment of interest on borrowings, financing and debentures	(531.7)	(257.3)
NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	(1,498.3)	71.2

CASH FLOW FROM INVESTING ACTIVITIES
Cash from merger of subsidiary	2,636.1	-
Additions of property, plant and equipment and intangible assets	(308.6)	(217.4)
Proceeds from sale of property, plant and equipment and intangible assets	54.0	8.5
Investment in securities	(5,972.3)	(3,547.7)
Redemption of securities	4,548.6	4,038.6
Redemption of interest on investments and securities	29.9	38.7

NET CASH GENERATED BY (USED IN) BY INVESTING ACTIVITIES	987.7	320.6

CASH FLOW FROM FINANCING ACTIVITIES
Amortization of lease - principal	(380.9)	(284.8)
Amortization of loans, financing and debentures – principal	(2,485.2)	(594.9)
New loans, financing and debentures	1,341.5	294.8
Acquisition of treasury shares, net of option strike price received	(14.0)	(2.1)
Payment of dividends and interest on capital for the previous year	(133.9)	(153.0)
Receipts (payments) to settle derivative operations	82.2	1.9
Obligation of the acquiree incurred by the acquirer	(370.8)	-
Capital integralization	0.0	24.2
Capital increase	2,033.9	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	72.8	(713.9)

Effect of exchange variation on cash and cash equivalents	744.3	(10.3)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	306.5	(332.4)
Opening balance of cash and cash equivalents	4,513.6	1,215.0
Closing balance of cash and cash equivalents	4,820.1	882.7
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	306.5	(332.4)

*The notes are an integral part of financial statements
** The CAPEX information contained in the cash flow table on page 8 contains additions to the property, plant and equipment / intangible assets paid within the year and payable in the following periods

9.	Conference call and webcast

Webcast link: ri.naturaeco.com

10.	Glossary

Adjusted EBITDA: Excludes effects that are not considered usual, recurring or not-comparable between the periods under analysis

APAC: Asia and Pacific

ARS: Argentine Pesos

AUD: Australian Dollars

B3: Brazilian Stock Exchange

Benefit Sharing: In accordance with Natura’s Policy for the Sustainable Use of Biodiversity and Associated Traditional Knowledge, benefits are shared whenever we perceive various forms of value in the access gained. Therefore, one of the practices that defines the way in which these resources are divided is to associate payments with the number of raw materials produced from each plant as well as the commercial success of the products in which these raw materials are used

BPS: Basis Points – one percentage point * 100

BRL: Brazilian Reais

CDI: The overnight rate for interbank deposits

CFT: Cosmetics, Fragrances and Toiletries Market (CFT = Fragrances, Body Care and Oil Moisture, Make-up (without Nails), Face Care, Hair Care (without Colorants), Soaps, Deodorants, Men’s Grooming (without Razors) and Sun Protection

COGS: Costs of Goods Sold

Constant currency or constant exchange rates: when exchange rates used to convert financial figures into a reporting currency are the same for the years under comparison, excluding fluctuation effects

EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization

EMEA: Europe, Middle East and Africa

EP&L: Environmental Proﬁt & Loss

Foreign currency translation: conversion of figures from a foreign currency into the currency of the reporting entity

GBP: Sterling Pounds

G&A: general and administrative expenses

GHG: Greenhouse gases

Hyperinflation: indications of when hyperinflation exists include a cumulative inflation rate over three years of approaching or exceeding 100%; when interest rates, prices and wages are linked to an index, among others

ICON: Consumer Stock Index of the B3 stock exchange, designed to track changes in the prices of the more actively traded and better representative cyclical and non-cyclical consumer stocks

Innovation Index: Share in the last 12 months of the sale of products launched in the last 24 months

IBOV: Ibovespa Index is the main performance indicator of the stocks traded in B3 and lists major companies in the Brazilian capital market

IFRS – International Financial Reporting Standards

Latam: often used to refer to the countries where Natura has operations: Argentina, Chile, Colômbia, México and Peru

LFL: Like-for-Like, applicable to measure comparable growth

Natura Consultant: Self-employed resellers who do not have a formal labor relationship with Natura.

Natura Crer Para Ver Program (CPV): Special line of non-cosmetic products whose profits are transferred to the Natura Institute, in Brazil, and invested by Natura in social initiatives in the other countries where we operate. Our consultants promote these sales to benefit society and do not obtain any gains.

Natura Institute: Is a nonprofit organization created in 2010 to strengthen and expand our Private Social Investment initiatives. The institute has enabled us to leverage our efforts and investments in actions that contribute to the quality of public education

NYSE: New York Stock Exchange

PCRC: Post-Consumer Recycled Content

P&L: Profit and loss

PPA: Purchase Price Allocation - effects of the fair market value assessment as a result of a business combination.

Profit Sharing: The share of profit allocated to employees under the profit-sharing program.

SG&A: Selling, general and administrative expenses

SM&L: Selling, marketing and logistics expenses

SSS: Same-Store-Sales

Supplier Communities: The communities of people involved in small–scale farming and extraction activities in a variety of locations in Brazil, especially in the Amazon Region, who extract the inputs used in our products from the social and biodiversity. We form production chains with these communities that are based on fair prices, the sharing of benefits gained from access to the genetic heritage and associated traditional knowledge and support for local sustainable development projects. This business model has proven effective in generating social, economic and environmental value for Natura and for the communities.

Sustainable Relations Network: Sales model adopted in Mexico that features eight stages in a Consultant’s development: Natura Consultant, Entrepreneurial Natura Consultant, Natura Developer 1 and 2, Natura Transformer 1 and 2, Natura Inspirer and Natura Associate. To rise up through the various stages, consultants must fulfill certain based on sales volume, attracting new consultants and (unlike the models adopted in other countries) personal development and social and environmental relationships in the community.

Target Market: Refers to the market share data published by SIPATESP/ABIHPEC. Considers only the segments in which Natura operates. Excludes diapers, oral hygiene products, hair dyes, nail polish, feminine hygiene products as well as other products.

TBS: The Body Shop.

UOI: Underlying Operating Income.

11.	Disclaimer

EBITDA is not a measure under BR GAAP and does not represent cash flow for the periods presented. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and the definition of EBITDA used by Natura may not be comparable with that used by other companies. Although EBITDA does not provide under BR GAAP a measure of cash flow, Management has adopted its use to measure the Company’s operating performance. Natura also believes that certain investors and financial analysts use EBITDA as an indicator of performance of its operations and/or its cash flow.

This report contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "desire" and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This report also contains certain pro forma data, which are prepared by the Company exclusively for informational and reference purposes and as such are unaudited. This report is updated up to the present date and Natura does not undertake to update it in the event of new information and/or future events.

Investor Relations Team

Tel.: +55 (11) 4389-7881

ri@natura.net